RWE

Notice Published by RWE AG, Essen, in Accordance with Sec. 15 of the German Securities Trading Act

- The sender is solely responsible for the contents of this notice -

RWE to reduce its interest in CONSOL to below majority

Essen, 18 September 2003

- RWE pushes ahead with disposal program in core business
- Interest in CONSOL to be reduced to 48.9 percent
- Deconsolidation in fiscal 2003

On September 18, 2003 RWE Rheinbraun AG agreed to sell 14.1 million of its 58.0 million shares in CONSOL Energy Inc., the Pittsburgh-based US coal-mining company, in a private placement. Simultaneously CONSOL agreed to place 11.0 million newly issued shares with the same investors.The transaction is scheduled to close on September 23, 2003.

As a result, RWEs interest in CONSOLs outstanding common stock will be reduced from 73.6 percent to 48.9 percent. In addition, RWE is granting the placement agent the right to place any or all of RWEs remaining CONSOL shares. In May 2003, RWE announced that it was considering the disposal of all or part of its interest in CONSOL. This transaction sets in place RWEs decision to concentrate its energy-related activities on Europe.

The disposal of Consol shares will result in a cash inflow of approximately USD 244 million (Euro 218 million) to RWE. The price to be received by RWE and Consol will be USD 17.82 per share before deduction of a placement fee. The transaction will result in a deconsolidation of CONSOL which leads to an estimated Euro 0.5 billion reduction in net debt and Euro 3.1 billion reduction in long term provisions.